FAIRFAX  News Release
Stock Symbol: FFH (TSX and NYSE)

TORONTO, January 4, 2007

FAIRFAX DECLARES ANNUAL DIVIDEND

Fairfax Financial Holdings Limited (TSX and NYSE: FFH) announces that it has declared a dividend of US$2.75 per share on its outstanding multiple voting and subordinate voting shares, payable on February 8, 2007 to shareholders of record on January 25, 2007. Applicable Canadian withholding tax will be applied to dividends payable to non-residents of Canada.

The amount of this dividend was determined taking into account the current operating results of Fairfax and its insurance and reinsurance companies and the cash position at the Fairfax holding company.

Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance, investment management and insurance claims management.

For further information contact:    Greg Taylor, Chief Financial Officer, at (416) 367-4941